

OFFERING MEMORANDUM

facilitated by



VK Brewing LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	VK Brewing LLC
State of Organization	PA
Date of Formation	09/23/2021
Entity Type	Limited Liability Company
Street Address	55 Colleen Cir, Downingtown PA, 19335
Website Address	https://www.vkbrewing.com

(B) Directors and Officers of the Company

Key Person		Najib Abiaad
Position with the Company		
	Title	Owner
	First Year	2021
Other business experience (last three years)		**Past positions, successes and/or unique qualities:** - 15 years owned and operated successful Caln Pizza & Pasta pizzeria in Downingtown, PA – 2006 – 2021 - Co-founder and business

partner of Urban Air indoor adventure park in Trexlertown, PA – 2020 to present

-        ServSafe Food Protection Manager Certification – 2019

-        Colorado Boy Brewery Immersion Hands-on Course – Mar 2022

Biography:

-        Najib grew up in the Pocono area where he spent his childhood and adolescence in a kitchen surrounded by his family cooking. His passion for cooking stems from his Lebanese roots and the long line of chefs on both sides of his family. His grandfather was selected to cook for the Rockefeller family when they visited the Middle East; and his mother ran and cooked in restaurants for years. He spent a lot of time at his uncles' bar/restaurant, watching and learning. That is where Najib got his first taste of the restaurant industry.

-        At the age of seventeen, Najib left his home to become an apprentice in the pizza industry and by the age of twenty became a co-owner of his first pizzeria with his uncle. For the next fifteen years, he dedicated his life to building a successful business and becoming a pillar in his community. This was accomplished through sponsoring local sports teams, hosting community events, and donating to local causes.

-        In 2009, Najib met his wife Jenna and almost instantly started teaching her the ropes of the restaurant world. Jenna stood by Najib's side learning the business and working with him, while raising their two children. She also knows what it takes to create and sustain a successful business.

-       In 2020, Najib faced an uncertain time, with the COVID pandemic. He faced it head on increasing revenue by 25%, making sure his employees kept their jobs, and ensuring that customers felt comfortable ordering out. The business remained open to serve the community. Prior to the pandemic, Najib signed a lease to open a business called Urban Air Indoor Adventure Park. He and his partners faced the difficulties of opening a business during a pandemic and had to shut down for some time due to the state mandates. They were able to navigate communicating with their landlord and outside vendors, which enabled them to open the park only three months behind schedule. A year later, they are thriving and consistently in the top ten performing franchises in the country. Najib helps manage 170 employees and keep a 65,000 square foot building running smoothly.

-       In 2021, Najib made the difficult decision to walk away from his partnership at the pizzeria. While he loved the work, he knew it was time to move on. He shifted his attention to helping run Urban Air. However, he felt that something was missing. A few months ago, he decided to take a step back from the everyday grind of Urban Air and look for an opportunity to return to his roots, to the kitchen. The power of the universe brought Jason and Najib together and he could not feel more confident about this business. He brings the knowledge and skills needed to not only run a business, but also a food business.

	- In March of 2022, Najib travelled to Colorado Boy Brewery in Montrose, Colorado, with his business partner Jason to attend a 3-day, one-on-one, hands-on brewery immersion course. The course went through all aspects of owning and running a brewery and restaurant, teaching the successful business processes and daily procedures that have been developed by the owner, who has successfully started six breweries along with several restaurants over many years in business. The class topics ranged from brewing beer and cleaning kegs, to bookkeeping, business systems, brewery layout and design, and calculating and tracking sales goals and targets. The owners reviewed Jason and Najib's specific business plans and goals, and gave specific advice on how best to implement a successful operation. Jason and Najib even got to brew a production batch of beer on their 7-barrel brew system from start to finish. This was an immensely valuable session for both business partners.

Key Person	Jason Van Keuren
Position with the Company Title First Year	Owner 2021
Other business experience (last three years)	**Past positions, successes and/or unique qualities:** - US Navy veteran - 5 years' experience home brewing on small scale professional brew system **Educational background:** - Cicerone Certified Beer Server – 2019 - Business of Craft Beer Professional Certificate – University of

Vermont (UVM) 2020

-        ServSafe Food Protection Manager Certification – Feb 2022

-        Colorado Boy Brewery Immersion Hands-on Course – Mar 2022

-        Master's Degree Computer and Information Security – Western Governor's University (WGU) 2014

Biography:

-        Jason grew up in the suburbs near Allentown, Pennsylvania. In 1994, immediately after graduating high school, Jason enlisted in the US Navy where he spent 6 years working for the Navy Intelligence division as a computer security expert. It was at a Navy base in Europe where Jason got his first taste for craft beer. From there he travelled internationally, always tasting the local beer of each country he visited. In 2000, Jason was honorably discharged from the Navy and moved back to the Philadelphia area, where he continued working in computer security. While working a full-time job, he completed both a Bachelor's and a Master's degree in Information Technology and Security.

-        In 2017, Jason began brewing beer as a hobby with his neighbor. After the first brew session, his neighbor stopped brewing, but for Jason this hobby soon turned into a passion. VK Brewing was born! His single propane burner system evolved into a multi-vessel electric system he built from the ground up. His basement was converted into a small brewery, with an eight-tap kegerator he made from a chest freezer. On Halloween, you can find Jason in the driveway handing out candy to the children on one side, and serving his latest beers to the grown ups from his home-made, two-tap jockey box on the other side.

- In 2020, Jason completed a Business of Craft Beer Professional certificate program from the University of Vermont. He also passed the Certified Beer Server exam in the Cicerone certification program. Jason continues to research and learn more about making beer and the brewing industry. He delves into the technical aspects of brewing beer, and he is constantly learning and refining his techniques and equipment used in the brewing process. Jason especially loves the satisfaction he gets from creating a beverage that not only he enjoys, but is also enjoyed by others. It is a passion where Jason strives to make the perfect pint that appeals to everyone's taste. VK Brewing was born in the basement and is enjoyed by his family and friends. Jason wants to start a brewpub so he can share his beer with more people, serving pints of happiness through his passion for making great beer.

- In 2021, Jason and Najib met at a small neighborhood gathering where Jason was serving his beer. Najib had recently sold his pizzeria business, which he successfully ran for 15 years, and was looking to start another restaurant. They hit it off immediately and a spark ignited for the two to work together to create a brewery, taproom, and restaurant. Great beer and great food make a great combination! Both Jason and Najib are meticulous about their craft, and will bring the highest quality beer and food, literally, to the table. Their goal is to create a family-friendly environment, a home away from home, where people can gather and enjoy a hand-crafted beer paired perfectly with a delicious meal.

	- In March of 2022, Jason travelled to Colorado Boy Brewery in Montrose, Colorado, with his business partner Najib to attend a 3-day, one-on-one, hands-on brewery immersion course. The course went through all aspects of owning and running a brewery and restaurant, teaching the successful business processes and daily procedures that have been developed by the owner, who has successfully started six breweries along with several restaurants over many years in business. The class topics ranged from brewing beer and cleaning kegs, to bookkeeping, business systems, brewery layout and design, and calculating and tracking sales goals and targets. The owners reviewed Jason and Najib's specific business plans and goals, and gave specific advice on how best to implement a successful operation. Jason and Najib even got to brew a production batch of beer on their 7-barrel brew system from start to finish. This was an immensely valuable session for both business partners. *List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Job Title** (*Employer Name, Start Date - End Date*) — Description of the employer's principle business and this person's job responsibilities.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Najib Abiaad	50%
Jason Van Keuren	50%

(D) The Company's Business and Business Plan

Brewery at the Ship Inn

We are purchasing the historic Ship Inn property in Exton, PA, and turning it into a brew pub! The historic Ship Inn was built in 1796 by John Bowen, along what was then known as the Lancaster Turnpike, the first engineered and planned road in the United States. The Ship Inn was a tavern, providing food and lodging for travelers making their way between Philadelphia and western PA. The original granite milestone that was placed in front of the Ship Inn, which indicates 25 miles to Philadelphia, is preserved within the restaurant. George Washington and Andrew Jackson once spent the night here, and Jaqueline Kennedy Onassis once had lunch in one of the front dining rooms. The Ship Inn has been operating as a steak and seafood restaurant for the last 20 years under its current ownership.

The property is in a great location, just 1 mile from the Exton Mall at the intersection of Ship Road and business Route 30. There is convenient parking on site. The Chester Valley trail is easily accessible from the property, with future plans in the township to bring the trail alongside the property with an exclusive sidewalk connecting the trail to us! Additionally, across the street there are plans to develop the old Entenmann's bakery into a Wawa gas station. There are also plans to add over 600 residential homes in the nearby surrounding area. So in addition to the current population that frequents this area, our brew pub is going to be at the center of a whole new community!

We love the history of the Ship Inn and we intend to embrace it while breathing some new life into this wonderful and historic artifact of Chester County by turning it into a family-friendly brew pub, where people can enjoy locally made craft beer and delicious food!

Restaurant Opens First

Initially we will open the restaurant after updating the kitchen with some new equipment and putting some finishing touches on the interior. There is a little more work to do on the brewery side. But don't worry, we will have a full liquor license and will be able to serve alcohol along with our great food menu during this time.

Our food will consist of freshly baked pizzas from our new open pizza kitchen. We will have many varieties available, as well as customized options. You may also enjoy fresh oysters from our raw bar, which will be right next to our pizza oven. Additionally, our menu will include everything you would expect from a brew pub including burgers, pasta and sandwiches, and new special menu items making an appearance each week. There will also be a selection of kid-friendly menu items your little ones can choose from. There is sure to be something for everyone to enjoy!

Our Brewery Opens Next

Once the brewery construction is complete, and our licensing is approved, we will brew our own craft beer on site with our 10-barrel brewhouse. This new brewery equipment will be the workhorse of our brewing operations to fill our 10 taps at the bar. Our stainless-steel fermentation tanks and brewery equipment will be on display in our newly renovated brewery in the garage building, which will feature glass-panel garage doors and exposed natural stone walls on the interior. Future plans also include creating an outdoor beer garden area in front of the brewery, so you can sip a refreshing beer just a few feet from where it was made!

There will be a focus on the classic beer styles and flavors, including IPAs, Lagers, Pale Ales, Brown and Red Ales, Stouts, Porters, Belgians and seasonal varieties. We will also have our own hand-crafted Hard Seltzer available in several flavors. Our beer will be served inside the restaurant at the bar, or at your table, and it will also be available to-go in 64 oz. growlers.

We can't wait for you to join us!

The Team

Jason Van Keuren, Owner - Brewer

Past positions, successes and/or unique qualities:

-        US Navy veteran

-        5 years' experience home brewing on small scale professional brew system

Educational background:

-        Cicerone Certified Beer Server – 2019

-        Business of Craft Beer Professional Certificate – University of Vermont (UVM) 2020

-        ServSafe Food Protection Manager Certification – Feb 2022

-        Colorado Boy Brewery Immersion Hands-on Course – Mar 2022

-        Master's Degree Computer and Information Security – Western Governor's University (WGU) 2014

Biography:

-        Jason grew up in the suburbs near Allentown, Pennsylvania. In 1994, immediately after graduating high school, Jason enlisted in the US Navy where he spent 6 years working for the Navy Intelligence division as a computer security expert. It was at a Navy base in Europe where Jason got his first taste for craft beer. From there he travelled internationally, always tasting the local beer of each country he visited. In 2000, Jason was honorably discharged from the Navy and moved back to the Philadelphia area, where he continued working in computer security. While working a full-time job, he completed both a Bachelor's and a Master's degree in Information Technology and Security.

-        In 2017, Jason began brewing beer as a hobby with his neighbor. For Jason this hobby soon turned into a passion. VK Brewing was born! His single propane burner system evolved into a multi-vessel electric system he built from the ground up. His basement was converted into a small brewery, with an eight-tap kegerator he made from a chest freezer. On Halloween, you can find Jason in the driveway handing out candy to the children on one side, and serving his latest beers to the grown ups from his home-made, two-tap jockey box on the other side.

-        In 2020, Jason completed a six-month Business of Craft Beer Professional certificate program from the University of Vermont. He also passed the Certified Beer Server exam in the

Cicerone certification program. Jason continues to research and learn more about making beer and the brewing industry. He delves into the technical aspects of brewing beer, and he is constantly learning and refining his techniques and equipment used in the brewing process. Jason especially loves the satisfaction he gets from creating a beverage that not only he enjoys, but is also enjoyed by others. It is a passion where Jason strives to make the perfect pint that appeals to everyone's taste. VK Brewing was born in the basement and is enjoyed by his family and friends. Jason wants to start a brewpub so he can share his beer with more people, serving pints of happiness through his passion for making great beer.

-        In 2021, Jason and Najib met at a small neighborhood gathering where Jason was serving his beer. Najib had recently sold his pizzeria business, which he successfully ran for 15 years, and was looking to start another restaurant. They hit it off immediately and a spark ignited for the two to work together to create a brewery, taproom, and restaurant. Great beer and great food make a great combination! Both Jason and Najib are meticulous about their craft, and will bring the highest quality beer and food, literally, to the table. Their goal is to create a family-friendly environment, a home away from home, where people can gather and enjoy a hand-crafted beer paired perfectly with a delicious meal.

-        In March of 2022, Jason traveled to Colorado Boy Brewery in Montrose, Colorado, with his business partner Najib to attend a 3-day, one-on-one, hands-on brewery immersion course. The course went through all aspects of owning and running a brewery and restaurant, teaching the successful business processes and daily procedures that have been developed by the owner, who has successfully started six breweries along with several restaurants over many years in business. The class topics ranged from brewing beer and cleaning kegs, to bookkeeping, business systems, brewery layout and design, and calculating and tracking sales goals and targets. The owners reviewed Jason and Najib's specific business plans and goals, and gave specific advice on how best to implement a successful operation. Jason and Najib even got to brew a production batch of beer on their 7-barrel brew system from start to finish. This was an immensely valuable session for both business partners.

Najib Abiaad, Owner - Chef

Past positions, successes and/or unique qualities:

-        15 years owned and operated successful Caln Pizza & Pasta pizzeria in Downingtown, PA – 2006 – 2021

-        Co-founder and business partner of Urban Air indoor adventure park in Trexlertown, PA – 2020 to present

-        ServSafe Food Protection Manager Certification – 2019

-        Colorado Boy Brewery Immersion Hands-on Course – Mar 2022

Biography:

- Najib grew up in the Pocono area where he spent his childhood and adolescence in a kitchen surrounded by his family cooking. His passion for cooking stems from his Lebanese roots and the long line of chefs on both sides of his family. His grandfather was selected to cook for the Rockefeller family when they visited the Middle East; and his mother ran and cooked in restaurants for years. He spent a lot of time at his uncles' bar/restaurant, watching and learning. That is where Najib got his first taste of the restaurant industry.

- At the age of seventeen, Najib left his home to become an apprentice in the pizza industry and by the age of twenty became a co-owner of his first pizzeria with his uncle. For the next fifteen years, he dedicated his life to building a successful business and becoming a pillar in his community. This was accomplished through sponsoring local sports teams, hosting community events, and donating to local causes.

- In 2009, Najib met his wife Jenna and almost instantly started teaching her the ropes of the restaurant world. Jenna stood by Najib's side learning the business and working with him, while raising their two children. She also knows what it takes to create and sustain a successful business.

- In 2020, Najib faced an uncertain time, with the COVID pandemic. He faced it head on increasing revenue by 25%, making sure his employees kept their jobs, and ensuring that customers felt comfortable ordering out. The business remained open to serve the community. Prior to the pandemic, Najib signed a lease to open a business called Urban Air Indoor Adventure Park. He and his partners faced the difficulties of opening a business during a pandemic and had to shut down for some time due to the state mandates. They were able to navigate communicating with their landlord and outside vendors, which enabled them to open the park only three months behind schedule. A year later, they are thriving and consistently in the top ten performing franchises in the country. Najib helps manage 170 employees and keep a 65,000 square foot building running smoothly.

- In 2021, Najib made the difficult decision to walk away from his partnership at the pizzeria. While he loved the work, he knew it was time to move on. He shifted his attention to helping run Urban Air. However, he felt that something was missing. A few months ago, he decided to take a step back from the everyday grind of Urban Air and look for an opportunity to return to his roots, to the kitchen. The power of the universe brought Jason and Najib together and he could not feel more confident about this business. He brings the knowledge and skills needed to not only run a business, but also a food business.

- In March of 2022, Najib travelled to Colorado Boy Brewery in Montrose, Colorado, with his business partner Jason to attend a 3-day, one-on-one, hands-on brewery immersion course. The course went through all aspects of owning and running a brewery and restaurant, teaching the successful business processes and daily procedures that have been developed by the owner, who has successfully started six breweries along with several restaurants over many years in business. The class topics ranged from brewing beer and cleaning kegs, to bookkeeping, business systems, brewery layout and design, and calculating and tracking sales goals and targets. The owners reviewed Jason and Najib's specific business plans and goals, and gave specific advice on how best to implement a successful operation. Jason and Najib even got to brew a production batch of beer on their 7-barrel brew system from start to finish. This was an immensely valuable session for both business partners.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	October 5, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
New Flat Roof	$0	$45,000
New HVAC	$0	$50,000
New Beer Garden	$0	$20,000
Exterior Painting	$20,000	$20,000
Operating Capital	$27,000	$100,000
Mainvest Compensation	$3,000	$15,000
TOTAL	$50,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.

- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 5.0%[2]
Payment Deadline	2027-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.96%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.0%
$100,000	2.0%
$150,000	3.0%
$200,000	4.0%
$250,000	5.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Najib Abiaad	50%
Jason Van Keuren	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Dogwood State Bank	$2,409,400	7.75%	02/23/2048	
Dogwood State Bank	$35,000	7.75%	08/23/2032	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

VK Brewing Co. & Eatery was established in September, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

VK Brewing Co. & Eatery forecasts the following milestones:

- Purchase property in Exton, PA by August, 2022.

- Renovate restaurant in September, 2022.

- Hire for the following positions by September, 2021: Manager, Kitchen staff, Wait staff

- Open the restaurant for business in October, 2022.

- Complete brewery construction in November 2022.

- Complete brewery licensing in December 2022.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,249,260	$2,361,723	$2,527,044	$2,628,126	$2,838,376
Cost of Goods Sold	$596,571	$626,399	$670,247	$697,056	$752,820
Gross Profit	$1,652,689	$1,735,324	$1,856,797	$1,931,070	$2,085,556
EXPENSES					
Rent	$236,708	$248,543	$265,941	$276,578	$298,704
Utilities	$75,000	$76,875	$78,796	$80,765	$82,784
Salaries	$568,240	$596,652	$638,417	$663,953	$717,069
Insurance	$25,000	$26,250	$28,087	$29,210	$31,546
Repairs & Maintenance	$6,000	$6,300	$6,741	$7,010	$7,570
Legal & Professional Fees	$10,000	$10,500	$11,235	$11,684	$12,618
Sales Tax	$134,956	$141,703	$151,622	$157,686	$170,300
Excise Tax - Federal	$3,500	$3,675	$3,932	$4,089	$4,416
Excise Tax - State	$2,480	$2,604	$2,786	$2,897	$3,128
Credit Card Processing	$57,581	$60,460	$64,692	$67,279	$72,661
Marketing	$750	$787	$842	$875	$944
Charitable Donations	$6,000	$6,300	$6,741	$7,010	$7,570
Payroll Tax	$56,824	$59,665	$63,841	$66,394	$71,705
Supplies	$15,500	$16,275	$17,414	$18,110	$19,558
Entertainment	$6,000	$6,300	$6,741	$7,010	$7,570
Professional fees/Accounting	$6,000	$6,300	$6,741	$7,010	$7,570
Property Taxes	$25,000	$26,250	$28,087	$29,210	$31,546
Operating Profit	$417,150	$439,885	$474,141	$494,300	$538,297

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V